Be Careful What You Ask For... You May Get It!

June 14, 2010

Dear Shareholders,

It may surprise you that the tone of this letter is a little more upbeat than our past several letters. With the stock market down about 12% from recent highs due to an avalanche of bad news, we are presented with numerous investment opportunities. In my way of thinking it is simple; as prices move lower, they represent better investment values. I have used this decline to invest our 20% cash position and the Growth & Income Fund is now fully invested. With a positive outlook for the remaining six months of 2010, it is not difficult to foresee our Funds ending the year significantly higher.
The news out of Europe, the Gulf, and North Korea sent the Dow Jones Industrial Average down 12.4% in just 42 days. The last time the Dow Jones fell that far that fast was in 1950 when - yes; North Korea invaded South Korea.
After this decline and as of June 14th, our Elite stock Growth & Income Fund is down 0.9% compared to the S&P 500 down 2.0%, and the Dow Jones which is down 2.2%.

Interest Rates/ Bond Income Fund

Since the last letter, there has been little change in interest rates and our Income Fund. We are managing the Income Fund assets under the assumption that interest rates will remain low for longer than most people expect. The Elite Income Fund is now up 2.2% through June 14th. This compares to 2.2% and 4.6% for the Lipper Short-Term and Intermediate-Term bond indices, respectively.

IRA/ ROTH Conversions

Many of you have talked about doing IRA conversions to ROTHs. It makes a lot of sense to do this in 2010. If you believe your tax bracket will be low in 2010 and you believe the stock market will be higher in the out years, the case for a conversion becomes even more compelling.

Warm Regards,

Dick McCormick


NAV Value as of 6/14/10:
Elite Income Fund - $10.46
Growth & Income - $13.26